PROSPECTUS                                  Filed pursuant to Rule 424(b)(3)
                                                       SEC File No. 33-91312




                69,970 Shares of 8% Noncumulative Preferred Stock
                    9,344,061 Shares of Class A Common Stock
                                       of
                                Ampex Corporation
                         -------------------------------


         This Prospectus relates to the public offering and sale by certain holders (the "Selling Securityholders") of: (i) up to 69,970 outstanding shares of 8% Noncumulative Preferred Stock, liquidation preference $1,000 per share (the "Noncumulative Preferred Stock") of Ampex Corporation, a Delaware
corporation ("Ampex" or the "Company"); and (ii) up to 9,344,061 outstanding shares of the Company's Class A Common Stock, par value $.01 per share ("Common Stock"). The Noncumulative Preferred Stock and shares of Common Stock covered by this Prospectus are referred to collectively as the "Securities." The Securities are being offered from time to time for the accounts of the Selling Securityholders. The Company will not receive any cash proceeds from the sale of the Securities by Selling Securityholders. See "Selling Securityholders."

         There is currently no public market for the Noncumulative Preferred Stock and there can be no assurance that a market for such securities will develop. If a market for the Noncumulative Preferred Stock should develop, such securities could trade at substantial discounts from their face value. The Common Stock is traded on the American Stock Exchange under the symbol "AXC". On January 9, 1997, the closing price of the Common Stock on the American Stock Exchange was $10 1/8 per share. The Company does not intend to seek to list the Noncumulative Preferred Stock on any securities exchange. For a complete description of the terms of the Securities, see "Description of Capital Stock."

                         -------------------------------

               See "Risk Factors" commencing on page 9 for certain
                factors that should be considered by prospective
                                   investors.
                         -------------------------------

               THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION  NOR  HAS  THE  COMMISSION  OR  ANY  STATE  SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        -------------------------------





                 The date of this Prospectus is January 10, 1997

   SALES AND OFFERS TO SELL THE SECURITIES DESCRIBED HEREIN MAY NOT BE MADE BY
     ANY SELLING SECURITYHOLDER WITHOUT COMPLIANCE WITH THE SECURITIES LAWS, INCLUDING THE LAWS GOVERNING BROKERS AND DEALERS, OF EACH JURISDICTION IN WHICH SUCH SALE OR OFFER TO SELL MAY BE DEEMED TO HAVE OCCURRED. SELLING SECURITYHOLDERS ARE ADVISED TO CONSULT WITH COUNSEL IN ORDER TO ESTABLISH
          COMPLIANCE WITH THE RELEVANT STATE AND LOCAL SECURITIES LAWS.

         It is not possible at the present time to determine the price to the public in any sale of Securities by Selling Securityholders. There has been no public market for the Securities (other than the Common Stock) and each Selling Securityholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of Securities. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by Selling Securityholders. To the extent required, the specific Securities to be sold, the names of the Selling Securityholders, the public offering price, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. The aggregate proceeds to the Selling Securityholders from the sale of the Securities will be the purchase price of the Securities sold less all applicable commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. By agreement, the Company will pay substantially all of the expenses of the offering of the Securities by Selling Securityholders other than underwriting fees, discounts and commissions.

         No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission, located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices, located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports and other information may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

         Pursuant to the  Securities  Act of 1933,  as amended (the  "Securities
Act") and the rules and regulations promulgated thereunder, the Company has filed with the Commission a Registration Statement on Form S-3 covering the Securities being offered hereunder (the "Registration Statement," which term includes this Prospectus and all amendments, supplements, exhibits, annexes and schedules to the Registration Statement). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to such exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 0-20292) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996.

     3.   The Company's Current Report on Form 8-K filed February 5, 1996.

     4. The Company's definitive Proxy Statement dated April 23, 1996 relating to its annual meeting of stockholders held on June 7, 1996.

     5. The Company's Registration Statement on Form 8-A filed with the Commission on January 16, 1996.

         In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Ampex Corporation, 500 Broadway, Redwood City, California 94063-3199, Attention:
Investor Relations, (415) 367-4111.

                                                 TABLE OF CONTENTS

                                                            Page


AVAILABLE INFORMATION................................................. 3

INFORMATION INCORPORATED BY REFERENCE................................. 3

THE COMPANY........................................................... 6

RISK FACTORS.......................................................... 9

USE OF PROCEEDS.......................................................13

DESCRIPTION OF CAPITAL STOCK..........................................13

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.............................18

SELLING SECURITYHOLDERS...............................................21

PLAN OF DISTRIBUTION..................................................23

LEGAL MATTERS.........................................................24

EXPERTS...............................................................24

                                   THE COMPANY

         The names "Ampex," "DCT," "DST," "DIS" and "DCRsi" are trademarks of Ampex Corporation.

         Ampex is one of the world's leading innovators in the fields of magnetic recording, digital image processing and high-performance digital storage for the visual information age. In recent years, the Company has directed substantial resources to developing products for the emerging commercial mass data storage market. Ampex provides data storage solutions that serve a wide range of customer needs, including scientific and technical applications such as aerospace testing, oil exploration and entertainment.

         The Company's principal products are its DST(R) tape drives and robotic library systems for computer mass storage, its DCRsi(TM) and DIS(TM) instrumentation recorders, and its DCT(R) professional video recorders and image processing systems. The Company's DST products for the mass data storage market offer superior data access times, rapid data transfer rates and extremely low cost per megabyte of storage. Ampex DIS instrumentation recorders allow users to record instrumentation data on DST cartridges, so that the data can be used in a computer environment as well as an instrumentation environment. Ampex DCRsi instrumentation recorders are designed for demanding aeronautical applications such as commercial and military flight testing, as well as other applications involving comparable data-gathering challenges in extreme environments. The Company's DCT video recording products have been developed for high-end digital component recording applications in entertainment and imaging markets.

         During its 52-year history, Ampex has developed extensive technical expertise in the storage, processing and retrieval of digital images. The
Company commits substantial resources to the research, development and engineering of new products that capitalize on its knowledge, experience and patent portfolio. As an example of this strategy, since the last quarter of 1994 the Company has been commercializing its patented "keepered media" technology. This project, which has not yet resulted in any revenue to the Company, has the potential to significantly increase the capacity of hard disk drives with nominal incremental cost.

         The Company was incorporated in Delaware in January 1992 as the successor to a business originally organized in 1944. References to "Ampex" or the "Company" include subsidiaries of Ampex Corporation, unless the context indicates otherwise. The principal executive offices of the Company are located at 500 Broadway, Redwood City, California 94063, and its telephone number is
(415) 367-2011. The Company's Class A Common Stock is traded on the American Stock Exchange under the symbol "AXC".

         Except for historical information contained herein, this Prospectus contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve certain risks and uncertainties. The Company's actual results or outcomes may differ materially from those anticipated. Important factors that the Company believes might cause such differences are discussed in this Prospectus under the caption "Risk Factors" and in the Company's other documents filed with the Securities and Exchange Commission, whether or not such documents are incorporated herein by reference. In assessing these forward-looking statements, readers are urged to read all cautionary statements carefully.

Company Strategy

         The Company has historically developed products which are complete systems targeted at the extremely high performance segments of the market for the storage of images and data and for digital image processing and compression. A relatively high proportion of the content of its product is designed by Ampex itself, and is specific to the requirements of its system products. Ampex believes that certain technologies that it currently uses only in it own products potentially could create additional markets for the Company, principally in the form of components or subsystems. The Company also believes that by commercializing these products, it may potentially be able to gain access to market segments which are larger than those addressed by its complete systems products for which relatively high prices limit the market potential. For example, certain patented Ampex are technologies used in consumer video recorders that are priced at a few hundred dollars, while its professional digital video recorders have list prices that approach $70,000 per unit. While continuing its practice of licensing such technology, Ampex determined in 1994 to evaluate employing certain of its patented technologies as a basis for entering into new business areas as a supplier of products.

                  The Company's strategy is to continue to develop high performance systems, and also seek opportunities to commercialize existing or newly developed technologies in the areas of imaging and storage that result from these developments. The first such technology that Ampex is attempting to commercialize is its keepered media for use in computer hard disk drives. See "Recent Developments" and "Risk Factors - Uncertainty as to Commercialization of Keepered Media". The Company is evaluating additional possibilities to commercialize its technology, but has not yet determined to pursue any additional project or projects beyond the research and development stage. There can be no assurance that keepered media or any other technology that Ampex may seek to develop will be commercially successful. See "Risk Factors - Rapid Technological Change and Risks of New Product Development" and "- Uncertainty as to Commercialization of Keepered Media."

Recent Developments

         Keepered Media. The Company has previously disclosed its program to commercialize its patented keepered media technology, consistent with its strategy to enter new business areas for components or subsystems developed for use in its complete systems products. Reference is made to the Company's 1995 Form 10-K and its 1996 Quarterly Reports on Form 10-Q for further information concerning this technology and certain developments and risks related to this program. See also "Risk Factors - Uncertainty as to Commercialization of Keepered Media".

         As disclosed in its September 30, 1996 Form 10-Q, the Company recently approached three manufacturers of hard disk drives to determine their interest in concluding an agreement for the inclusion of keepered media platters in drives to be manufactured by them. Ampex has also been approached recently by certain other hard disk drive manufacturers with which it did not initiate contact.

         Ampex has had in discussion with several of the above companies and has provided certain of them with drafts of proposed purchase agreements. The draft agreements provide for prices and other terms on which such manufacturers could obtain keepered media disk platters in such volumes as they may elect. Each of the manufacturers to which Ampex has provided draft agreements has advised the Company, in general terms, that it would be possible for it to launch a hard disk drive product incorporating keepered media into volume production in 1997.

         In discussions with each of the manufacturers referred to above concerning the terms of the proposed agreements, Ampex has indicated that it is prepared to offer favorable economic terms to the first company to conclude an agreement, in recognition of its early adoption of the technology. One manufacturer has responded that, while it is not in a position to be the first company to conclude an agreement, it continues to be interested in working on development of the technology for use with magneto-resistive heads (described below).

         In December, 1996, Ampex announced that it had entered into an agreement with Maxtor Corporation, a disk drive manufacturer ("Maxtor"), pursuant to which Maxtor may acquire keepered media disk platters for use in Maxtor's hard disk drives. Maxtor has advised Ampex that it is developing a disk drive program incorporating keepered media, which Maxtor has indicated it expects to introduce in the later part of 1997.

         Maxtor is a leading producer of disk drives, primarily for desktop and mobile computer systems. According to published sources, its market share in 1995 was approximately 8% of the worldwide total. Maxtor is an independently operated member of the Hyundai group of companies, which had worldwide revenues in 1995 exceeding $23 billion.

         Maxtor, as the first disk drive manufacturer to invest in a product program utilizing keepered media, has received favorable economic terms from the Company. In addition to agreeing to a relatively low profit margin, Ampex has agreed, for the initial term of the agreement, to ensure that Maxtor's price per unit for keepered media is lower by a fixed percentage than that charged to any other customer. Ampex has also committed to co-fund the development of a preamplifier chip required by Maxtor for use with keepered media, up to $250,000. In return, Maxtor agreed that the manufacturer of the preamplifier so funded will be free to sell such product to other disk drive manufacturers.

         The agreement with Maxtor is for an initial term of three years, and is renewable for an additional three year term at Maxtor's option, subject to certain conditions, on terms no less favorable than those given any other manufacturer selling similar quantities in like circumstances. Maxtor is not bound by the agreement to complete a disk drive program or to purchase any minimum quantity of keepered media platters. However, unless certain minimum quantities are purchased by specified dates prior to March 31, 1998, Ampex will have the right to terminate the agreement or alter its terms.

         The agreement also provides that, if Ampex develops the internal capability to manufacture keepered media for sale in commercial volumes, Maxtor will use reasonable efforts to include Ampex as a supplier, subject to negotiation of a purchase agreement and qualification of Ampex as a vendor. Ampex has not yet decided to commence commercial manufacture of keepered media, and is unable to forecast when or if it will do so. Accordingly, in order to enable Maxtor to commence production in accordance with its current schedule, the agreement permits Maxtor to acquire keepered media from independent media manufacturers approved by Ampex and/or to manufacture media at Maxtor's own facilities for sale by it.

         The Company intends to continue to negotiate with other manufacturers that could become customers for keepered media. However, Ampex may not continue to offer the favorable pricing and other terms it had offered prior to the conclusion of the Maxtor agreement. Accordingly, there is no assurance that any other manufacturer will agree to purchase keepered media, or that Ampex could obtain pricing or other terms from other manufactures that Ampex regards as favorable or acceptable. In addition, there could be unforeseen technical or economic reasons why manufacturers would not proceed with the technology. Ampex does not anticipate receipt of significant revenues from its keepered media program before fiscal 1998, although limited revenues could be generated later in 1997. In any event, there can be no assurance as to the timing or amount, if any, of revenues that Ampex may generate from the Maxtor arrangement or from any agreement which the Company may conclude with other manufacturers with which it has had discussions. See "Risk Factors - Uncertainty as to Commercialization of Keepered Media".

         Magneto-Resistive Heads. To date, Ampex has directed the majority of its keepered media development efforts to potential disk drive programs that employ inductive heads, which according to published reports are used in the majority of disk drives currently in production. However, a number of disk drive manufacturers have expressed an intention to effect a transition to magneto-resistive heads in all or a substantial portion of their disk drive production in the future. In early November 1996, Ampex, together with a disk drive manufacturer (other than Maxtor) and a head manufacturer, participated in tests of keepered media with magneto-resistive heads. The tests included a demonstration of the activation of the keeper layer by a magneto-resistive head of a common design. While Ampex believes that this is an indication that keepered media may be able to address the disk drive market for both inductive and magneto-resistive heads, it has not yet conducted sufficient performance and other testing to ensure that this will in fact be possible in commercial production. See "Risk Factors - Uncertainty as to

Commercialization of Keepered Media". The agreement with Maxtor permits the use of keepered media with either inductive or magneto-resistive heads.

                                                   RISK FACTORS


         Investment in the Securities offered hereby involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with the other information included in this Prospectus, in evaluating the Company and its business before purchasing the Securities offered hereby.

         Historical Losses; Impact of Restructuring. As a result of substantial net losses incurred by the Company in each of the years 1990 to 1993, primarily in its professional video recording business, the Company significantly restructured its business operations in 1993. The restructuring involved changes in manufacturing, distribution and administration to reduce fixed costs, withdrawal from or curtailment of a number of unprofitable product lines, and the write-off of goodwill and other intangible assets associated with its television products business. As a result of substantial restructuring charges and operating losses during this period, including a $230.5 million charge in 1993, the Company had a stockholders' deficit of $92.3 million as of September 30, 1996. Although the Company has generated operating and net income in the fiscal periods since 1993, as a result of its decision to narrow its product lines, the Company's total sales have declined significantly in comparison to prior periods. There is no assurance as to future sales levels or operating results. In addition, since the restructuring, the Company's business has expanded to a greater depth on new products which may have higher technological and other risks. See "Rapid Technological Change and Risks of New Product Development." There is no assurance as to future sales levels or operating results.

         Fluctuations In Operating Results. Ampex's sales and results of operations are generally subject to quarterly fluctuations. Factors affecting operating results include: customer ordering patterns; availability and market acceptance of new products; timing of significant orders and new product announcements; order cancellations; receipt of royalty income; and numerous other factors. Accordingly, results of a given quarter or year are not necessarily indicative of results to be expected for future periods. In addition, the Company's entrance into new businesses since 1993 may have made its future revenues and operating results more difficult to predict than in prior periods.

         Seasonality; Backlog. Sales of most of the Company's products have historically declined during the third quarter of its fiscal year, due to seasonal procurement practices of its customers. Although sales in the third quarter of 1995 did not decline materially relative to prior quarters of that year, prospective investors should be aware that such a decline may occur in future years. A substantial portion of the Company's backlog at a given time is normally shipped within one or two quarters thereafter. Therefore, sales in any quarter are heavily dependent on orders received in that quarter and the immediately preceding quarter. The Company's backlog of firms orders at September 30, 1996 was $5.4 million, as compared to $13.8 million at December 31, 1995, reflecting declines in all product categories. Accordingly, there can be no assurance as to the level of sales that will be attained in future quarters.

         Fluctuating Royalty Income. Ampex's results of operations in certain prior fiscal periods reflect the receipt of substantial royalty income, including material non-recurring payments resulting from negotiated settlements of patent infringement claims asserted by the Company. Although Ampex has a substantial number of outstanding and pending patents, and the Company's patents have generated substantial royalties in the past, it is not possible to predict the amount of royalty income that will be received in the future. Royalty income can fluctuate dramatically depending on a number of factors that the Company cannot predict, such as the extent of use of the Company's patented technology by third parties, the extent to which the Company must pursue litigation in order to enforce its patents and the ultimate success of its licensing and litigation activities. The costs of patent litigation, such as the Company's current lawsuit against a foreign manufacturer of VHS video recorders, can be material, and the institution of patent enforcement litigation may also increase the risk of counterclaims alleging infringement by the

Company of patents held by third parties or seeking to invalidate patents held by the Company. Moreover, there is no assurance that the Company will continue to develop patentable technology that will generate significant patent royalties in future years. Ampex's royalty income fluctuates significantly from quarter to quarter and from year to year, and there can be no assurance as to the level of royalty income which will be realized in future periods.

         Risk of Declines in Government Sales. Ampex sales to U.S. and foreign government agencies (directly and through government contractors), principally of instrumentation recorders, are material to its results of operations. Sales to government customers are subject to fluctuation as a result of changes in government spending programs. Sales of the Company's DCRsi instrumentation recorders have recently declined, reflecting lower sales to the federal government. Any further material decline in the level of government purchases of the Company's products could have a material adverse effect on the Company. The Company is unable to forecast the extent to which sales may be adversely affected in future periods by continued pressure on government agencies to reduce spending, particularly amounts related to defense programs.

         Possible Disruptions of Manufacturing and Engineering Operations. In connection with the recent sale of its Redwood City, California property, Ampex is relocating its manufacturing and engineering operations to a smaller facility located on a portion of the property which it leased back at the time of sale. Ampex is also consolidating its Colorado Springs, Colorado manufacturing facilities, following the sale in May 1996 of a portion of those facilities. In addition to the normal risks of fire, earthquake, materials shortages and other similar events, relocation or consolidation of key manufacturing and engineering facilities entails the risks of disruption or delays in operations, which could temporarily adversely impact sales revenues or profitability or result in the incurrence of unanticipated expenses. In order to minimize, in part, the effect of any potential disruption, the Company has recently been building inventories of its products, including the DST 810 library system which it has begun to ship in limited quantities in the second half of 1996. If such increased inventories exceed orders actually received, the Company's earnings could be adversely affected by any write-downs or write-offs that may be required. The Company maintains insurance, including business interruption insurance, covering certain risks. However, there can be no assurance that the Company will not incur losses beyond the limits of, or outside the coverage of, its insurance.

         Rapid Technological Change and Risks of New Product Development. The data storage, instrumentation and video recording industries are characterized by continual technological change and the need to introduce new products and product upgrades, requiring a high level of expenditure for research and development. No assurance can be given that the Company's existing products will not become obsolete, that any new products will win commercial acceptance or that Ampex's new products or technology will be competitive. Obsolescence of existing product lines, or inability to develop and introduce new products, could have a material adverse effect on sales and results of operations in the future. In addition, broad-based acceptance of the Company's DST products will depend to some extent on the availability and performance of certain applications software being developed by the Company and independent commercial software developers. During the first half of 1996, the Company announced that its DST 310 tape drive and DST 410 library are now supported by certain third party hierarchical storage management and UNIX file system backup software packages. However, support for the DST 810 library, upon which the Company believes that increased sales of DST products will depend, is not expected to be available until late in 1996, and the currently available third party software runs on only a limited number of UNIX workstations.

         Competition. Ampex encounters significant competition in all its product markets. Ampex competes in the mass data storage market with a number of well-established competitors, such as IBM, Storage Technology Corporation, Exabyte Corporation and Quantum Corporation, as well as smaller companies. In addition, other manufacturers of scanning video recorders may seek to enter the mass data storage market in competition with the Company. For example, in 1995 Sony Corporation entered this market with storage products based on its video recording technology. In addition, price declines in competitive storage systems, such as magnetic or optical disk drives, can negatively impact the Company's sales of its DST products. In the instrumentation market, the Company competes primarily with companies that depend on government contracts for a major portion of their sales in this market, including Sony Corporation, Loral Data Systems, Datatape Incorporated and Metrum Incorporated. The number of competitors in this market has decreased in recent years as the level of government spending in many areas has declined. In the professional video recorder market, Sony and Panasonic are the leading competitors of the Company. There is no assurance that the Company will be able to compete successfully in these markets in the future.

         Dependence On Certain Suppliers. Ampex purchases certain components, such as customized integrated circuits, from a single domestic or foreign manufacturer. Significant delays in deliveries or defects in such components could adversely affect Ampex's manufacturing operations, pending qualification of an alternative supplier. In addition, the Company produces highly engineered products in relatively small quantities. As a result, its ability to cause suppliers to continue production of certain products on which the Company may depend may be limited. The Company does not generally enter into long-term raw materials or components supply contracts.

         Risks Related to International Operations. Although the Company significantly curtailed its international operations in connection with the restructuring of its operations in 1993, sales to foreign customers (including
U.S. export sales) continue to be significant to the Company's results of operations. International operations are subject to a number of special risks, including limitations on repatriation of earnings, restrictive actions by local governments, fluctuations in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulation and restrictions imposed by U.S. government agencies. Fluctuations in the value of foreign currencies can affect Ampex's results of operations. The Company does not normally seek to mitigate its exposure to exchange rate fluctuations by hedging its foreign currency positions.

         Dependence On Key Employees. The Company is dependent upon the performance of certain key members of management and key technical personnel. The Company has not entered into employment agreements with any such persons. Edward J. Bramson, who since January 1991 has served as chief executive of the Company, is also engaged in the management of certain companies affiliated with Sherborne Holdings Incorporated, a privately owned Delaware holding company ("SHI"). Mr. Bramson currently devotes most of his time to the management of the Company. The loss of the services of Mr. Bramson and/or such managers or other key personnel could have a material adverse effect on the Company.

          Anti-Takeover Consequences of Certain Governing Instruments. The Company's Certificate of Incorporation provides for a classified Board of Directors, with members of each class elected for a three-year term. The Certificate of Incorporation provides for nullification of voting rights of certain foreign stockholders in certain circumstances involving possible violations of security regulations of the United States Department of Defense. The instruments governing the Company's outstanding Noncumulative Preferred Stock require mandatory offers by the Company to redeem such securities in the event of a Change of Control (as defined). The Certificate of Incorporation authorizes the Board of Directors of the Company to issue additional shares of Preferred Stock without the vote of stockholders. Such provisions could have anti-takeover effects by making an acquisition of the Company by a third party more difficult or expensive in certain circumstances.

         Non-payment of Dividends. The Company has not declared dividends on its Common Stock since its incorporation in 1992 and has no present intention of paying dividends on its Common Stock. The Company is also restricted by the terms of certain agreements and of its outstanding Noncumulative Preferred Stock as to the declaration of dividends.

         Redemption of Preferred Stock. In December 1997, the Company is scheduled to redeem its outstanding Noncumulative Preferred Stock, having a redemption price of approximately $70 million, out of funds legally available therefor (which, in general, means the excess of the fair value of assets over liabilities of the Company). In certain circumstances the Company may redeem the Noncumulative Preferred Stock by issuing Common Stock at 90% of fair market value. As of September 30, 1996, the Company did not have sufficient funds legally available to redeem the Noncumulative Preferred Stock in full. In the event the Company does not have sufficient funds legally available to redeem the Noncumulative Preferred Stock in full on the redemption date, the Company would remain obligated to redeem such shares from time to time to the extent funds become legally available for redemption, and would generally be precluded from declaring cash dividends on, or repurchasing shares of, its Common Stock, until the Noncumulative Preferred Stock has been redeemed in full. There can be no assurance the Company will have adequate liquidity or have funds legally available to redeem the Noncumulative Preferred Stock. Although the Company has no current plans for redemption of the Noncumulative Preferred Stock prior to maturity, it will continue to evaluate this possibility in light of market conditions, its liquidity, and other factors. Any such redemption could involve the issuance of additional debt or equity securities or other actions that might result in dilution of current stockholders' equity interests in the Company or adversely affect the market price of the Common Stock.

         Volatility of Stock Price. The trading price of the Company's Common Stock has been and can be expected to be subject to significant volatility, reflecting a variety of factors, including quarterly variations in operating results, new product introductions by the Company or its competitors, reports and predictions concerning the Company by analysts and other members of the media, announcements of plans to issue new equity or debt securities by the Company, and general economic or market conditions. The stock market in general and technology companies in particular have experienced a high degree of price volatility, which has had a substantial effect on the market prices of many technology companies for reasons that often are unrelated or disproportionate to operating performance. In addition, the sale, or the offer for sale, of substantial numbers of the shares of the Common Stock covered by this Prospectus could adversely affect the market price for the Common Stock.

         Uncertainty as to Commercialization of Keepered Media. The successful commercialization of the Company's proprietary keepered media technology, which potentially could increase the storage capacity of hard disk drives used in most personal computers, involves a number of risks. Although Ampex has entered into the Maxtor agreement discussed above and has held discussions and negotiations with several other disk drive manufacturers, it is not possible at present to determine whether its keepered media program will become a commercial success. The Maxtor agreement does not obligate Maxtor to complete a keepered media program or to purchase any minimum quantity of keepered disks. Although Ampex intends to continue to seek other customers for keepered media, there can be no assurance that any other company will in fact undertake a commercial product program or purchase any material quantities of keepered media. Also, there can be no assurance that Ampex would be able to obtain prices or other terms that it considers favorable or acceptable.

         The Company does not presently have manufacturing facilities suitable for producing keepered media in quantity, and the Company does not intend to license merchant manufacturers of disk drive platters. Although the Company has held discussions with several U.S. and foreign producers of disk drive platters, no commitments have been obtained by the Company with respect to availability, price or other terms from such producers. If the Company commences commercial production, capital requirements could be significant and the Company would probably be required to issue debt or equity securities, which would increase the Company's financial leverage or dilute earnings.

         It is possible that further analysis by the Company, or by potential customers, will identify technical or economic issues of which Ampex, at present, is unaware. Ampex is familiar with other technologies, including magneto-resistive heads, that potential customers might prefer over keepered media. Although Ampex believes, based on recent test results, that keepered media can operate with magneto-resistive heads, it has not yet conducted sufficient performance and other testing to ensure that the two technologies can in fact be compatible in commercial production. It is not possible, at present, to forecast what effect a change in the mix of drives using inductive versus magneto-resistive heads may have on the market for keepered media. In a high technology industry such as data storage, other technology may be under development, or may be developed in the future, that could be technically or economically superior to keepered media.

         Further development of its keepered media technology may require the Company to increase the current rate of its expenditures for research, development and engineering, which have been relatively level in recent years.


         If the Company's keepered media technology becomes commercially successful, that portion of the Company's business may be materially dependent on the Company's patents covering the technology. However, there can be no assurance that patents currently held by Ampex, or that may be issued pursuant to pending and future patent applications filed by Ampex, will not be challenged, or that patent protection, in itself, would ensure the commercial success of this program or would provide adequate protection against similar or other technologies independently developed by industry competitors.

         In view of the uncertainties associated with the development and commercialization of keepered media, some of which are described above, it is impossible to forecast when, or if, any commercial benefit will be realized by the Company. Since prospects for keepered media are highly speculative, there is a material risk that the market price of the Company's securities may experience increased volatility, in addition to volatility that may result from factors discussed above under "Volatility of Stock Price."


                                                  USE OF PROCEEDS

         There will be no cash proceeds to the Company from the sale of the Securities offered hereby. The proceeds to any Selling Stockholder from the sale of Securities will be determined at the time of sale. See "Selling Securityholders" and "Plan of Distribution."


                                           DESCRIPTION OF CAPITAL STOCK

         The following description is a summary of certain provisions with respect to the Company's Capital Stock contained in the Company's Certificate of Incorporation and By-Laws. Such summary is qualified in its entirety by reference to the more detailed provisions of such documents, copies of which are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

General

         The Company's authorized capital stock consists of (i) 175,000,000 shares of Common Stock, par value $0.01 per share, of which 125,000,000 shares are designated as Class A Stock, and 50,000,000 shares are designated as Class C Stock; and (ii) 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which 69,970 shares have been designated as the "8% Noncumulative Preferred Stock" (the "Noncumulative Preferred Stock") and 87,192 shares were formerly designated as "8% Step-Up Rate Cumulative Convertible Preferred Stock", which have been cancelled and retired. No shares of Class C Stock are outstanding.

Common Stock

         Dividends. Subject to preferences which may be granted to holders of Preferred Stock, and the restrictions contained in the Certificate of Designations, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. Nevertheless, no dividend may be declared or paid in cash or property on any share of Class A Stock or Class C Stock, unless the same dividend is simultaneously declared or paid on each share of Class A Stock and each share of Class C Stock. In the case of any stock dividend, holders of each class of Common Stock are entitled to receive the same ratable dividend. Such dividends will be payable to the holders of Class A Stock in shares of Class A Stock and to the holders of Class C Stock in shares of Class C Stock.

         Liquidation Rights. Subject to preferences that may be granted to holders of Preferred Stock, upon liquidation, dissolution or winding-up of the Company, the holders of all classes of Common Stock shall be entitled to share ratably, in accordance with the number of shares of Common Stock held by each such holder, in all assets available for distribution to stockholders after payment of creditors.

         Voting Rights. Holders of Class A Stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Subject to the voting rights of any outstanding shares of Preferred Stock, approval of matters brought before the stockholders requires the affirmative vote of a majority of shares of Class A Stock, except that the affirmative vote of the holders of at least 80% of the outstanding shares of voting Common Stock is required in order to amend or repeal: (i) the provisions relating to classification of the Board, removal and number of directors and the 80% voting requirement in such instances; (ii) the provisions described below under "Directors' and Officers' Liability;" and (iii) as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of outstanding shares of any class of Common Stock is required to approve, among other things, any adverse change in the powers, preferences or special rights of the shares of such class. The number of authorized shares of Class A Stock, Class C Stock and Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding Class A Stock.

         The holders of Class C Stock generally have no voting rights and the Class C Stock is not included in determining the number of shares voting or entitled to vote or consent on any matter. However, the affirmative vote of the holders of a majority of the outstanding shares of Class C Stock, voting as a separate class (with each share entitled to one vote), is required under Delaware law for any amendment to, or modification or waiver of, the provisions of the Certificate of Incorporation that would adversely alter, change or affect the powers, preferences or rights of the Class C Stock.

         Subject to the voting rights of the holders of any outstanding shares of Preferred Stock, directors are elected by a plurality vote of the holders of voting Common Stock, voting as a single class. The number of directors constituting the whole Board is currently fixed at five, and may be increased or decreased (but not below three) by resolution of the Board, but no such decrease can shorten the term of any director then in office. Holders of Common Stock are not entitled to cumulate votes in the election of directors. Director nominations may be made by stockholders in accordance with the Company's By-Laws, generally not less than 70 days or more than 90 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders.

         Classification of Directors. The Board of Directors is divided into three classes, which need not be equal in number, designated Class I, Class II and Class III, with terms expiring successively at each Annual Meeting of Stockholders of the Company. At each Annual Meeting of Stockholders, the successors to the Class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding Annual Meeting of Stockholders. The Board of Directors, acting by a majority of the directors then in office (although less than a quorum) or by a sole remaining director, may fill vacancies and newly created directorships resulting from any increase in the authorized number of directors, and may designate the class of each director so chosen to fill a newly created directorship resulting from any increase in the authorized number of directors, and each director so chosen to fill a vacancy shall be a member of the same class as the director being replaced.

         Convertibility of Class C Stock. Each share of Class C Stock is convertible into one share of Class A Stock automatically upon transfer, unless the transferee elects not to have such Class C Stock convert into Class A Stock, and such transferee notifies the Company of its election pursuant to the procedures described in the Certificate of Incorporation. Shares of Class A Stock are not convertible into shares of Class C Stock. Shares of Class C Stock that have been converted into shares of Class A Stock may not thereafter be exchanged for shares of Class C Stock.

         Business Combinations. As preconditions to any proposed merger, consolidation or business combination with SHI or any of its Affiliates, as defined below (other than a merger, consolidation or business combination with one or more wholly-owned subsidiaries of the Company in which the Company is the surviving entity and in which no outstanding shares of Common Stock are converted, exchanged or canceled), the directors of the Company who are disinterested as to such transaction must (i) have been provided the right to select and engage, at the Company's expense, legal, accounting and financial advisers to assist them in the consideration of such transaction, (ii) have received a letter of opinion from a qualified independent investment banker of national reputation to the effect that the terms of such transaction are fair to the holders of Class A Stock and the Class C Stock and (iii) have approved, by a majority vote, the consummation of such transaction. In any merger, consolidation or business combination, other than a merger, consolidation or business combination to which the provisions described in the preceding sentence apply, the consideration to be received per share by holders of Class A Stock and Class C Stock must be identical, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting and other special rights to the extent such rights now differ among the classes of Common Stock. For purposes of the Certificate of Incorporation, an "Affiliate" of any specified person or entity is any individual or entity that, directly or indirectly, controls, is controlled by, or is under common control with the specified person or entity (including, without limitation, any investment partnership in which the specified person or entity is or becomes, directly or indirectly, a general partner).

         Nullification of Voting Rights of Certain Foreign Stockholders. The U.S. Department of Defense ("DoD") has policies regarding foreign ownership, control or influence over U.S. government contractors. These policies are designed to protect against the risk to national security that may result if classified information is made available to U.S. government contractors or subcontractors who are owned, controlled or influenced by foreign governments, individuals or organizations. These policies require the Company, as well as the DoD's other contractors and subcontractors, to submit information that will assist the DoD in determining whether the award or continued performance of a contract may pose an undue risk to the common defense and security of the United States. One of the DoD's areas of inquiry is whether any foreign interest has beneficial ownership of 5% or more of a contractor's or subcontractor's voting securities. If the DoD determines that an unacceptable level of foreign ownership, influence or control would result in undue threat to the common defense and security of the United States, it may, among other things, require specific mitigation of such unacceptable foreign ownership, influence or control or, where such mitigation cannot be achieved, terminate the contractor's or subcontractor's existing contract with the DoD and preclude future contract awards. For this reason, the Company's Certificate of Incorporation provides that with respect to any foreign holder of Class A Stock identified by the DoD to be the subject of any inquiry, investigation or other action that could adversely affect the Company's security clearances, the voting rights of such holder shall be nullified until the Company is notified by the DoD of its final determination that such holder's ownership will not adversely affect the continuation of the Company's facility security clearances. The Certificate of Incorporation also contains provisions respecting notice to affected foreign holders of such vote nullification and subsequent reinstatement.

         Other Provisions. The holders of Common Stock have no preemptive or other subscription rights by virtue of their ownership of Common Stock, nor are there any redemption or sinking fund provisions with respect to any class of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless each other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Stock

         Designation of Series. Under its Certificate of Incorporation, the Company has authority to issue up to 1,000,000 shares of Preferred Stock, par value $1.00 per share, in one or more series as determined by the Company's
Board of Directors, each series to be appropriately designated by a distinguishing number, letter or title, prior to the issue of any shares thereof. The Board is authorized to fix or alter the divided rights, dividend rate, conversion rights, voting rights, the rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the amount of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. In April 1994, the Board authorized the issuance of a series consisting of 87,192 shares of Convertible Preferred Stock, designated as "8% Step-Up Rate Cumulative Convertible Preferred Stock." Such shares were issued under a Certificate of Designations, Preferences and Rights adopted by the Board and filed with the Secretary of State of the State of Delaware on April 22, 1994. As of February 14, 1995, all of such 87,192 outstanding shares of convertible Preferred Stock were retired and cancelled in exchange for the issuance of 69,970 shares of Noncumulative Preferred Stock, 1,225,216 of Class A Stock and 9,781,497 shares of Class C Stock. The issuance of such shares of Noncumulative Preferred Stock was approved by the Board, and such shares were issued under a Certificate of Designations, Preferences and Rights(the "Certificate of Designations") adopted by the Board and filed with the Secretary of State of the State of Delaware on February 16, 1995. The following summary of certain provisions of the Certificate of Designations does not purport to be complete, and whose reference is made to particular provisions of the Certificate of Designations, such provisions including definitions of terms, are incorporated by reference as part of such summaries or terms, and are qualified in their entirety by such reference. The Company has no present plans to issue any additional shares of Preferred Stock.

         Voting Rights. Shares of Noncumulative Preferred Stock are non-voting except as required by law or as specified in the Certificate of Designations. Pursuant to the Certificate of Designations, the unanimous vote of the holders of the Noncumulative Preferred Stock is required to change the liquidation preference, dividend rate, calculation of dividends or to change certain provisions relating to redemption. The vote of the holders of at least 51% of the Noncumulative Preferred Stock is required to make any changes to the Certificate of Incorporation or the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the holders of the Noncumulative Preferred Stock, or to authorize, create or issue any stock that is senior to or on a par with the Noncumulative Preferred Stock with respect to dividends or liquidation rights.

         Dividend Rights. The holders of Noncumulative Preferred Stock are entitled to receive, when and as declared by the Board, in its sole discretion, out of funds legally available therefor, dividends on the liquidation preference at the annual rate of 8% until December 31, 1997. Such dividends will be payable quarterly, if declared by the Board, but will not accrue or cumulate unless so declared. The Certificate of Designations restricts, among other things, the Company's ability to engage in transactions with affiliates, or to declare dividends or make distributions with respect to, or purchase, redeem or exchange, any Common Stock or other capital stock that ranks junior to the Preferred Stock ("Junior Stock"). In the event that the Company fails to comply with certain restrictions and obligations, the applicable dividend rate will be increased to an annual rate 10%. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Noncumulative Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, an amount equal to $1,000 per share (the "Liquidation Preference") plus declared and unpaid dividends on such shares, before any payment or distribution can be made to the holders of Junior Stock.

         Redemption. The Company is required to redeem, out of funds legally available therefor, all outstanding shares of Noncumulative Preferred Stock on December 31, 1997 at a price (the "Redemption Price") equal to 100% of the Liquidation Preference plus all declared but unpaid dividends on such shares. The Company may, at its option on any date set by the Board, redeem, in whole or in part, out of funds legally available therefor, shares of Noncumulative
Preferred Stock for an amount equal to the Redemption Price, provided that all declared and unpaid dividends on all outstanding shares of Noncumulative Preferred Stock have been paid on or before the date of such redemption. In the event of a Change in Control (as defined) of the Company, each holder of outstanding Preferred Stock will have the right to require the Company to redeem, out of funds legally available therefor, all or any portion of such holder's shares of Noncumulative Preferred Stock, at the applicable Redemption Price. As defined in the Certificate of Designations, a Change in Control includes (i) the acquisition by any person or persons acting as a group, other than Sherborne & Company Incorporated ("SCI"), the indirect parent of SHI, or affiliates of SCI, of more than 30% of the Company's voting securities, (ii) a consolidation or merger of the Company or a sale of all or substantially all of its assets, or
(iii) dissolution of the Company. See "Risk Factors -- Redemption of Preferred Stock."

         Effects of Preferred Stock. The Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class of serial Preferred Stock with class voting rights. The issuance of shares of Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation that they believed could be favorable to their interests.

Transfer Agent and Registrar

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005. The Company acts as the transfer agent for the Noncumulative Preferred Stock.

Anti-Takeover Statute

         Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date the person became an interested stockholder, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (other than certain shares of voting stock, including shares owned beneficially by directors who are also officers), or (iii) on or after the date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Directors' and Officers' Liability

         The Company has included in its Certificate of Incorporation provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the DGCL and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

Registration Rights Agreements

         The Company has entered into certain registration rights agreements ("Registration Rights Agreements") with the holders of securities issued in various private placement transactions. Pursuant to such Registration Rights Agreements, the Company has agreed to register the securities issued in such transactions under the Securities Act for sale to the public. Under certain Registration Rights Agreements, liquidated damages will be payable in cash or, subject to certain conditions, shares of Common Stock if the Company fails to meet certain of its obligations under the Registration Rights Agreements. The Company has agreed to reserve and keep available for issuance a number of authorized but unissued shares of Common Stock, sufficient to pay such liquidated damages (assuming a current market price of $2.50), for a period of twelve weeks and to cause such shares to be registered pursuant to the Registration Statement of which this Prospectus is a part. If such shares are issued in the future, this Prospectus will be appropriately amended or supplemented to describe any such shares which the holders may elect to offer for sale pursuant to this Prospectus.

         The Company has agreed to pay all expenses incident to such registration other than as provided in such Registration Rights Agreements and to indemnify the selling securityholders against liabilities under Federal and state securities laws.

                                     CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         General. The following is a general discussion of certain U.S. federal income tax considerations applicable to the ownership and disposition of the Noncumulative Preferred Stock and Common Stock. This discussion does not address all aspects of U.S. federal taxation. The discussion also does not consider specific facts and circumstances or special tax treatment that may be relevant to a particular holder's tax position (including insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States) and does not address any tax consequences arising under the laws of any state or foreign jurisdiction. Furthermore, the discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Each prospective investor is urged to consult such investor's own tax advisor with respect to the U.S. federal, state and local tax consequences of holding and disposing of the Securities as well as any tax consequences arising under the laws of any other taxing jurisdiction.

         Distributions on Noncumulative Preferred Stock. Distributions paid on the Noncumulative Preferred Stock will be treated as dividends to the extent attributable to the holder's allocable share of the Company's current or accumulated earnings and profits, as calculated for federal income tax purposes. To the extent such distributions are treated as dividends, they will be taxable to the recipient as ordinary income for federal income tax purposes. Distributions paid on the Noncumulative Preferred Stock in excess of the holder's allocable share of the Company's current and accumulated earnings and profits, will be treated as a return of capital rather than as ordinary income (and will be applied against and will reduce the adjusted basis of the Noncumulative Preferred Stock in the hands of each holder, thus increasing the amount of gain or reducing the amount of loss which may ultimately be realized by such holder upon the sale or exchange of such Noncumulative Preferred Stock). The amount of any such distribution in excess of the holder's adjusted basis for the Noncumulative Preferred Stock will be taxed as capital gain, provided the Noncumulative Preferred Stock was held by the holder as a capital asset. The Company has no accumulated earnings and profits at present and cannot predict whether it will have earnings and profits in 1996 or future years.

         For purposes of the remainder of this discussion of federal income tax considerations, the term "dividend" refers to a distribution to the extent paid from current or accumulated earnings and profits of the Company.

         Special Dividend Rules for Corporate Holders. Corporate shareholders are urged to consult their tax advisors with respect to the possible application of the following rules:

         Under Section 243 of the Code, corporate shareholders generally are entitled to a deduction equal to 70% of dividends received (80% in the case of dividends received by corporate shareholders owning 20% or more of the payor corporation), subject to limitations discussed in the next paragraph. Pending legislative proposals would reduce the 70% deduction to 50%.

         Prospective corporate investors in the Noncumulative Preferred Stock should consider the effect of (i) Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is "directly attributable" to an investment in portfolio stock such as the Noncumulative Preferred Stock; (ii) Section 246(c) of the Code, which, among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that is held (or treated as held) for less than the minimum holding period (generally at least 46 days); (iii) Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any "extraordinary dividend" that is eligible for the dividends-received deduction; and (iv) Section 246(b) of the Code, which provides for certain limitations on the amount of the dividend received deduction.

         For purposes of the corporate alternative minimum tax, alternative minimum taxable income is increased by 75% of the amount by which a
corporation's   adjusted   current  earnings  in  a  taxable  year  exceeds  its
alternative minimum taxable income prior to the addition of that item. The amount of any dividend that is included in adjusted current earnings will not be reduced by any dividends-received deduction that is allowed with respect to the dividend. The only dividends-received deductions allowed for computing adjusted current earnings are (i) the 100% dividends-received deduction (applicable to dividends between members of the same affiliated group of corporations) and (ii) the 80% dividends-received deduction applicable to a 20% owned corporation, in each case to the extent the earnings of the payor corporation were subject to tax.

         Redemption Premium. Under Section 305 of the Code and the applicable Treasury regulations, if the redemption price of redeemable preferred stock exceeds its issue price, all or a portion of such excess may constitute an unreasonable redemption premium taxable as a dividend, to the extent of the Company's earnings and profits, over the period during which the preferred stock cannot be redeemed. A premium is considered to be reasonable if (i) in the case where the stock is required to be redeemed by the issuer at a specified time or is puttable by the holder, the redemption premium does not exceed a de minimis amount under the OID rules, (ii) the issuer's obligation to redeem or the holder's ability to require the issuer to redeem is beyond the legal and practical control of either party that renders remote the likelihood of redemption, or (iii) it is in the nature of a penalty for a premature redemption, namely, a premium paid as a result of changes in market or economic conditions over which neither the issuer nor the holder has legal or practical control.

         Section 305(c) of the Code provides that except as provided by Treasury regulations, if the redemption premium were not considered reasonable, the entire redemption premium (rather than merely the amount by which the redemption premium exceeds a reasonable redemption premium) would be considered to be a distribution received by a shareholder. Such distribution must be included in income by the shareholder, over the period during which the redeemable preferred stock cannot be redeemed, by using the economic accrual rules prescribed under
Section 1272(a) of the Code.

         The Noncumulative Preferred Stock and Common Stock were issued together, in exchange for the 8% Step-Up Rate Cumulative Convertible Preferred Stock and accordingly, for purposes of determining the issue price of the Noncumulative Preferred Stock, the value of the 8% Step-Up Rate Cumulative Convertible Preferred Stock was allocated between the Noncumulative Preferred Stock and the Common Stock in proportion to their respective fair market values. That allocation may have resulted in a non-de minimis redemption premium that would be treated as a distribution subject to the rules of Section 305(c) described above.

         Redemption of Noncumulative Preferred Stock. A redemption of Noncumulative Preferred Stock for cash will be a taxable event. Under Section 302 of the Code, a redemption of Noncumulative Preferred Stock for cash either will be treated as a payment in exchange for the Noncumulative Preferred Stock ("Exchange Treatment"), or as a distribution that is subject to the dividend, reduction in basis and capital gain characterization rules previously described. See "Distributions on Noncumulative Preferred Stock," above. The redemption will be afforded Exchange Treatment if the redemption (i) results in a "complete termination" of the shareholder's stock interest in the Company; (ii) is "substantially disproportionate" with respect to the shareholder; or (iii) is "not essentially equivalent to a dividend." In other circumstances the redemption will be treated as a distribution. In making these determinations, stock considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code (pursuant to which a shareholder will be deemed to own shares subject to its option or shares owned by certain related individuals or entities), as well as stock actually owned, must generally be taken into account. A distribution to a shareholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in the Company. The IRS has indicated through published rulings and Treasury regulations that a redemption of preferred stock from a shareholder (1) which results in a reduction in the shareholder's proportionate interest in the Company, (2) whose relative stock interest is a minor interest and (3) who exercises no control over company affairs (including ownership of common stock) should be treated as being "not essentially equivalent to a dividend."

         If the redemption is afforded Exchange Treatment, the redemption of the Noncumulative Preferred Stock for cash would result in taxable gain or loss equal to the difference between the amount of cash received and the shareholder's tax basis in the Noncumulative Preferred Stock redeemed. Such gain or loss would be capital gain or loss if the Noncumulative Preferred Stock were held as a capital asset.

         It is not clear whether a redemption of Noncumulative Preferred Stock for shares of Common Stock will be a taxable event. Such a redemption would not be a taxable event if the redemption can be characterized either as a recapitalization occurring pursuant to a plan of reorganization, or as a conversion of the Noncumulative Preferred Stock into Common Stock in a transaction that is not a closed and completed transaction. Each holder of Noncumulative Preferred Stock should consult its own tax adviser with respect to the tax consequences of a redemption in the event that the Company is eligible to and chooses to pay the Redemption Price in shares of Common Stock.

         Backup Withholding. A holder of Noncumulative Preferred Stock or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on such Securities, and with respect to gross proceeds from the sale of such Securities, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that status or
(b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules (including filing a properly completed Form W-9).

         A holder of Securities who does not provide the Company with its correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount withheld under the backup withholding rules will be creditable against the holder's federal income tax liability.

         The Company will report to the holders of the Securities and the Internal Revenue Service the amount of any "reportable payments" (including any dividends paid) and any amount withheld with respect to the holders during the calendar year.

                             SELLING SECURITYHOLDERS

         The following table sets forth certain information with respect to the Selling Securityholders as of January 9, 1997. Except as indicated below, all of the Securities beneficially owned by each Selling Securityholder are being registered for the account of such Selling Securityholder. Since the Selling Securityholders may sell all or some of their Securities, no estimate can be made of the aggregate number or amount of Securities which would be owned by each Selling Securityholder upon completion of the offering to which this Prospectus relates. The information set forth in the table was furnished to the Company by the respective Selling Securityholders.

--------------------------------------------------------------------------------------------------------------------------
                                                                              Number of Shares of
                                                                                 Noncumulative            Number of
                                                                                   Preferred              Shares of
                         Selling Security Holder                                     Stock              Common Stock
--------------------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund:  High Income Portfolio (1)                                1,589                  ---
--------------------------------------------------------------------------------------------------------------------------
Fidelity Summer Street Trust:  Fidelity Capital & Income Fund (1)                          23,995                  ---
--------------------------------------------------------------------------------------------------------------------------
Fidelity Fixed Income Trust:  Spartan High Income Fund (1)                                  2,723                  ---
--------------------------------------------------------------------------------------------------------------------------
Fidelity Magellan Fund (1)                                                                  4,415                  ---
--------------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Trust:  Fidelity Puritan Fund (1)                                          2,581                  ---
--------------------------------------------------------------------------------------------------------------------------
Fidelity Advisor High Yield Fund (1)                                                          584                  ---
--------------------------------------------------------------------------------------------------------------------------
Trust Accounts Managed by Fidelity Management Trust Company (2)                             3,508                  ---
--------------------------------------------------------------------------------------------------------------------------
Keystone Strategic Income Fund                                                              2,156                  ---
--------------------------------------------------------------------------------------------------------------------------
Keystone High Income Bond Fund (B-4)                                                       24,562                  ---
--------------------------------------------------------------------------------------------------------------------------
Equifax, Inc. U.S. Retirement Income Plan Trust                                               916                  ---
--------------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company as Master Trustee for:
Ampex Retirement Master Trust (3)                                                           2,618            2,407,480
--------------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company as Master Trustee for:
Buffalo Color Master Trust (3)                                                                323              296,935
--------------------------------------------------------------------------------------------------------------------------
PaineWebber High Income Fund, a series of PaineWebber Managed
Investments Trust                                                                             ---              564,328
--------------------------------------------------------------------------------------------------------------------------
Managed High Yield Fund, Inc.                                                                 ---              122,676
--------------------------------------------------------------------------------------------------------------------------
Sherborne Holdings Incorporated ("SHI") (4)                                                   ---              584,192
--------------------------------------------------------------------------------------------------------------------------
Sherborne & Company Incorporated ("SCI") (4)                                                  ---              491,979
--------------------------------------------------------------------------------------------------------------------------
Sherborne Investments Corporation ("SIC") (4)                                                 ---            1,500,000
--------------------------------------------------------------------------------------------------------------------------
NH Bond Corp. (4)                                                                             ---              119,374
--------------------------------------------------------------------------------------------------------------------------
Edward J. Bramson (5)                                                                         ---            2,409,911
--------------------------------------------------------------------------------------------------------------------------
Craig L. McKibben (6)                                                                         ---              347,156
--------------------------------------------------------------------------------------------------------------------------
David D. Griffin (7)                                                                          ---              500,000
--------------------------------------------------------------------------------------------------------------------------
     Total                                                                                 69,970            9,344,061
==========================================================================================================================

(1) Each of these entities is an investment company, or a portfolio of an investment company, registered under Section 8 of the Investment Company Act of 1940, as amended (collectively, the "Selling Securityholder Funds"). Fidelity Management & Research Company, a Massachusetts corporation and an investment adviser registered under
         Section 203 of the Investment Advisers Act of 1940 ("FMRC"), provides investment advisory services to each of the Selling Securityholder Funds, to certain other registered investment companies and to certain other funds or accounts. FMRC is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation ("FMR"). See footnote (2) below. The information set forth in the table and in this footnote with respect to these entities, FMRC and FMR was furnished to the Company by FMR.

(2) Securities indicated as owned by this entity are owned directly by various private investment accounts, primarily employee benefit plans, for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. See footnote (1) above. The information set forth in the table and in this footnote with respect to this entity, FMTC and FMR was furnished to the Company by FMR.

(3) The Master Trustee holds the assets of pension plans for retired employees maintained by the Company and certain former affiliates of the Company.

(4) SHI, SCI, SIC and NH Bond Corp. are affiliates of Mr. Bramson. See footnote (6) below with respect to 150,000 of the shares reflected in the table as owned by SHI.

(5) Mr. Bramson is Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Bramson is also deemed to hold indirect beneficial ownership of certain other securities of the Company. As of January 9, 1997, Mr. Bramson also held 2,500 options to acquire shares of Common Stock under the Company's 1992 Stock Incentive Plan.

(6) Mr. McKibben is a director, Vice President, Treasurer and Chief Financial Officer of the Company. Of the shares reflected in the table, 150,000 are currently held by SHI and subject to an option granted by SHI to Mr. McKibben. As of January 9, 1997, Mr. McKibben also held 233,000 options to acquire shares of Common Stock under the Company's 1992 Stock Incentive Plan and 22,500 shares of Common Stock, which are not "restricted securities" as defined in Rule 144 under the Securities Act and are not covered by this Prospectus.

(7) Mr. Griffin performs legal services for the Company and certain affiliates. See "Legal Matters." Mr. Griffin also owns 15,000 shares of Common Stock, which are not "restricted securities" as defined in Rule 144 under the Securities Act and are not covered by this Prospectus.

                                               PLAN OF DISTRIBUTION

         The sale or distribution of the Securities may be effected directly to purchasers by the Selling Securityholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any exchange or in the over-the-counter market, (ii) in transactions otherwise than on an exchange or in the over-the-counter market or (iii) or through the settlement of short sales of the Securities. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

         The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of Securities may be deemed to be "underwriters" as defined in the Securities Act and any profit on the sale of Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         The Securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. It is not possible at the present time to determine the price to the public in any sale of Securities by Selling Securityholders. There has been no public market for the Noncumulative Preferred Stock and each Selling Securityholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of Securities. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by Selling Securityholders.

         Under the Exchange Act and Rule 10b-6 thereunder, the Selling Securityholders and any person engaged in a distribution of the Securities offered by this Prospectus may not simultaneously engage in any market making activities with respect to the Securities during the applicable two or nine business day "cooling off" period prior to the commencement of such distribution. In addition, without limiting the foregoing, such persons will be subject to other provisions of the Exchange Act and the rules thereunder, including, without limitation, Rule 10b-5, which provisions may limit the timing of purchases and sales of the Securities by the Selling Securityholders and may prevent dealers from making a market in the Securities during certain periods.

         Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         The aggregate proceeds to the Selling Securityholders from the sale of the Securities will be the purchase price of the Securities sold less all applicable commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay substantially all the expenses incident to the registration, offering and sale of the Securities to the public by Selling Securityholders other than fees, discounts and commissions of underwriters, dealers or agents, if any, transfer taxes and certain counsel fees.

         If and to the extent required, the specific Securities to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

         The Company has agreed to indemnify the Selling Securityholders and any underwriters against certain liabilities, including liabilities under the Securities Act.

                                                   LEGAL MATTERS

         The validity, authorization and issuance of the Securities offered hereby will be passed upon for the Company by Battle Fowler LLP (a limited liability partnership which includes professional corporations), New York, New York, who may rely, as to questions of California law and certain other matters, upon an opinion of General Counsel to the Company. Battle Fowler LLP regularly provides legal services to the Company and its affiliates. David D. Griffin, who is of counsel to Battle Fowler LLP, holds 515,000 shares of Common Stock directly, and is a limited partner in Newhill Partners, L.P., a partnership which, through SHI, owns shares of Common Stock.


                                                      EXPERTS

         The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1995, and supplemental schedule, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report included in such Annual Report, and are incorporated herein by reference in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.